Exhibit 99.1

CNinsure Announces Management’s Purchase of Shares From CDH Inservice Limited

GUANGZHOU, China, January 5, 2015 -- CNinsure Inc. (“CNinsure” or the “Company”) (Nasdaq: CISG), a leading independent insurance intermediary company and an online insurance service provider in China, today announced that Kingsford Resources Limited (“Kingsford”), a company owned by certain members of management of CNinsure (“Management”), has entered into a share purchase and sale agreement (the “Agreement”) with CDH Inservice Limited (“CDH Inservice”), an affiliate of CDH Investments (“CDH”), one of the largest private equity fund in China, in a privately negotiated transaction. Pursuant to the Agreement, Management has agreed to purchase from CDH Inservice 7,731,149 American Depositary Shares (“ADSs”, each representing 20 ordinary shares of the Company) or its equivalent in ordinary shares of the Company, at a price of US$7 per ADS or US$0.35 per ordinary share, totaling US$54.1 million. The 7,731,149 ADSs represent the entire interests in the Company held by CDH Inservice as of the date of the Agreement.

Upon completion of the transaction, Management’s stake in the Company will increase from approximately 3.1% to 16.6%, which will make it the second largest shareholder of the Company, only after Mr. Yinan Hu, Chairman of the board of directors of the Company, who beneficially owns approximately 16.8% of the shares of the Company. Completion of the transaction is subject to satisfaction of the closing conditions contained in the Agreement.

Mr. Chunlin Wang, chief executive officer of CNinsure commented: “CDH has been our major shareholder since December 2005. I would like to, on behalf of the management, extend our deep gratitude to CDH for their support and trust in the Company in the past decade, which has contributed significantly to the growth of CNinsure from a regional insurance agency to become a leading insurance intermediary in China.”

“Our decision to significantly increase our stake in the Company demonstrates our strong confidence in the Company’s growth strategies and prospects. It is also a reflection of our continued commitment to enhancing shareholder value.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company and an online insurance service provider operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of individual and commercial lines of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

For more information, please contact:

Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2731
Email: qiusr@cninsure.net